FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC OPENS NEW DISTRIBUTION CHANNEL

TO GAMING OPERATORS WITH ORBIS TECHNOLOGY

CryptoLogic casino games to be made available to wide array of top-tier operators through leading provider of interactive gaming solutions

December 15, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, today announced a strategic partnership with Orbis Technology Limited, an industry leader in the provision of interactive gaming and betting solutions. The agreement makes CryptoLogic’s best performing games available to the top-tier gaming brands in Orbis’ portfolio of customers through Orbis’ Fixed Odds Games (FOG) platform.

This partnership provides CryptoLogic with another strong distribution channel to expand the number of operators that offer the company’s market-leading casino games. In the first quarter of 2009, CryptoLogic expects to launch numerous games for SkyBet through the Orbis FOG platform, and other significant customers are expected to follow throughout the year through this channel. Orbis’ impressive customer list includes Skybet, Betfair, Paddy Power, Blue Square, and many others.

“The global Internet gaming market continues to grow rapidly, and that is why CryptoLogic’s strategy includes opening up new channels to market through the world’s leading operators,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s new partnership with Orbis Technology enhances both our position and our optimism as we revitalize our business for growth in 2009 and beyond.”

Orbis’ OpenBet™ software platform features a unique ‘one account, one wallet’ solution that allows operators to let their customers bet and play in multiple languages and currencies, across multiple products and platforms. Players can access the web, mobile devices, retail outlets, call centres and interactive digital television, all with a single log-in.

“Orbis is committed to offering its customers the greatest games and the most sophisticated solutions — and partnering with CryptoLogic strengthens our offering even more,” said David Loveday, Orbis’ CEO. “By working together, Orbis and CryptoLogic will provide a very attractive package to the world’s most recognized gaming operators.”

In 2008, CryptoLogic has signed a multitude of new customers and distribution partners, including some of the biggest names in gaming as well as promising, emerging brands.

With more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2008 earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Orbis Technology Limited (www.orbisuk.com)

Established in 1996, Orbis Technology Ltd, an NDS Group company, is the world’s leading provider of interactive gaming and betting solutions. Orbis develops pioneering front-end and back-office solutions, from unique and compelling games to sophisticated management and reporting tools.

Each of Orbis’ customer agreements includes an undertaking from the customer that its gaming operations that use Orbis’ software will not involve players in the United States or any other jurisdiction where such gaming operations are prohibited by law. To find out more about Orbis OpenBet, visit www.openbet.com.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext. 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.